VIA EDGAR
November 23, 2010

Re:	Acceleration Request for FXCM Inc. Registration Statement on Form S-1 (File No. 333-169234)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Angela McHale, Esq.
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, FXCM Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m., Washington D.C. time, on November 30, 2010, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.
     Call me at (212) 455-3986 with any questions.

Very truly yours,
/s/ Joshua Ford Bonnie

Joshua Ford Bonnie